Exhibit 99.2
Laurel Canyon Partners, LLC
1503 Abbott Kinney
Venice, California 90291
VIA FACSIMILE AND FEDERAL EXPRESS
March 17, 2010
Rodman L. Drake
Chairman of the Board of Directors
Crystal River Capital, Inc.
Three World Financial Center
200 Vesey Street, 10th Floor
New York, New York 10281
     RE:    Proposed Cash Merger
Dear Mr. Drake:
     As I believe you know from my recent filing on Schedule 13D, my company owns 6.34% of the outstanding common stock of Crystal River Capital, Inc. I believe that, at $0.60 per share, the price to be received by Crystal River shareholders in the proposed merger with Brookfield Asset Management, Inc. does not fully value Crystal River, and am prepared to offer to acquire Crystal River in a negotiated all-cash merger or other cash transaction at a price of $0.75 per share to the Crystal River shareholders.
     My interest in a possible transaction with Crystal River previously was communicated by my financial advisor, Craig Tompkins of Marshall & Stevens, to the Independent Committee’s financial advisor, Steve Hentschel of Broadpoint.Gleacher. Mr. Hentschel requested, among other things, that I demonstrate my financial capacity to acquire Crystal River, which I am glad to do on a confidential basis. Accordingly, I have enclosed a copy of a letter from my private banker, Wells Fargo, verifying my current liquid assets.
     I am prepared to enter into a merger agreement to acquire Crystal River based on the same, or substantially the same, representations and warranties from Crystal River as contained in the current merger agreement among Crystal River, Brookfield and Brookfield’s subsidiary. Mr. Hentschel has stated to Mr. Tompkins that any negotiations with Crystal River would need to be premised on my entering into a confidentiality/standstill agreement with Crystal River. As far as a confidentiality agreement is concerned, I am a long-standing shareholder of Crystal River and very familiar with its recent SEC filings. Assuming that there has been no material adverse change that would be reportable by Crystal River in its upcoming Form 10-K to be filed with the SEC, I believe that I need no non-public information from Crystal River in order to finalize a decision to acquire Crystal River (assuming that the information included in its SEC filings is accurate and complete). Before entering into a merger agreement with Crystal River, however, I and my advisors would need to be satisfied with the “Company Letter” referred to in

Rodman L. Drake
March 17, 2010

the Brookfield merger agreement, since it presumably contains exceptions and qualifications to Crystal River’s representations and warranties contained in the Brookfield merger agreement.
     With regard to a possible standstill agreement, I wish to maintain the flexibility to exercise my rights as a shareholder to acquire additional Crystal River shares and to communicate with other shareholders who may share my view that the price in the proposed Brookfield merger significantly undervalues Crystal River. In this regard, I am concerned that Crystal River’s Articles of Amendment and Restatement (the “Crystal River Articles”) may create an uneven playing field that disadvantages my company and other shareholders of Crystal River who would oppose the proposed Brookfield merger or may want to work with other shareholders to undertake an alternative transaction. In particular, the definition of “Person” set forth in Section 6.1 of the Crystal River Articles seems to impose greater limitations on ownership than are required to maintain Crystal River’s tax status as an REIT and to be more akin to an anti-takeover device, because it restricts the formation of shareholder “groups” to solicit proxies or to develop possible alternative transactions. Perversely, this means that someone who has no shares in Crystal River has more flexibility to meet with shareholders and to discuss potential structures than do current Crystal River shareholders.
     As I understand it, Board of Directors has the authority to remedy my concern under Section 4.7 of the Crystal River Articles, which provides, in pertinent part, as follows:
The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VI is no longer required for REIT qualification.
     Since the Board already has determined to sell Crystal River and recommend that its shareholders approve the Brookfield merger at a price of $0.60 per share, I ask that the Board of Directors promptly:
•	Waive or suspend the provisions of Section 6.1 of the Crystal River Articles that would define a “Person” to include any “group” of Crystal River shareholders within the meaning of Section 13(d) under the Securities Exchange Act of 1934, as amended;

•	Otherwise limit the application of Article VI of the Crystal River Articles to the absolute minimum required under the Internal Revenue Code in order to preserve Crystal River’s REIT status; and

•	Waive the application of Article VI in order to permit my company to increase its ownership of shares of Crystal River to up to 15% of the outstanding shares.

Rodman L. Drake
March 17, 2010

     I also am very concerned about the implications to Crystal River and its shareholders of the sale of assets by Crystal River and other transactions announced in Crystal River’s Form 8-K filed with the SEC earlier today, especially in light of the involvement of Brookfield or its affiliates in the transaction. The Form 8-K, for example, does not disclose the details of any competing bids for the assets involved, describe whether any valuations were obtained in connection with the transactions, how the transactions may pertain to the announced merger with Brookfield, or what role, if any, was played by the Special Committee of the Board in connection with the transaction. Before entering into any agreement to acquire Crystal River, I would need to be satisfied that these recent transactions are entirely fair to Crystal River and do not detract materially from the value of its remaining business or assets.
     I also am disappointed that Crystal River did not contact me about its proposal to sell these assets, even after Mr. Tompkins indicated to Mr. Hentschel that I would be interested in exploring a possible transaction. In light of this development, my offer is conditioned upon Crystal River maintaining the status quo — that is, Crystal River will immediately suspend any pending efforts, and not undertake any new efforts, to sell or dispose of any further assets or rights of Crystal River until I have had an opportunity to meet with the Board of Directors to seek to negotiate the terms of the merger or other transaction along the lines indicated in this letter.
     My advisors and I are available to meet with the Board of Directors as soon as possible to discuss my offer. In the meantime, Mr. Tompkins can be reached at 323-443-5480, and would be happy to discuss with you any questions you might have.
     Please share this letter with the members of the Special Committee of independent directors. Thank you for your time and cooperation, and I look forward to the Board’s response to my requests.

Very truly yours,

Daniel M. Gottlieb
Managing Member Laurel Canyon Partners, LLC.

cc:	Steve Hentschel S. Craig Tompkins Jon Tyras (212-549-8310) John T. Haggerty (617-523-1231)